Exhibit 99.1

Galapagos publishes 2023 annual report and announces Annual and Extraordinary Shareholders’ Meetings

•	Publication of annual report for financial year 2023

•	Annual Shareholders’ Meeting resolutions include approval of revised Remuneration Policy and (re)appointment of Board members

•	Extraordinary Shareholders’ Meeting resolutions include approval of renewal of authorized capital and issuance of Gilead Subsequent Warrant B

Mechelen, Belgium; 28 March 2024, 21.01 CET; regulated information – Galapagos NV (Euronext & NASDAQ: GLPG) today publishes its annual report for the financial year 2023 and announces its Annual and Extraordinary Shareholders’ Meetings (AGM and EGM) to be held sequentially on Tuesday, 30 April 2024 at 2:00 pm (CET) and 3:00 pm (CET), respectively, at the registered office of the Company.

The annual report for the financial year 2023, including a review of figures and performance, is available online at https://www.glpg.com/financial-reports and can also be downloaded as PDF. Our annual 2023 Form 20-F filing with the SEC is available at www.sec.gov/edgar.

Galapagos has the honor to invite its shareholders, holders of subscription rights, Board members, and statutory auditor to its Annual (ordinary) and Extraordinary Shareholders’ Meetings that will be held sequentially on Tuesday 30 April 2024 at 2:00 pm (CET) and 3:00 pm (CET), respectively, at the Company’s registered office.

The items on the agenda of the Annual and Extraordinary Shareholders’ Meetings include, amongst other items: (i) the approval of a revised Remuneration Policy, (ii) the reappointment of Dr. Elisabeth Svanberg as Non-Executive Independent Director, (iii) the appointments of Dr. Susanne Schaffert and Mr. Simon Sturge as Non-Executive Independent Directors, and Mr. Andrew Dickinson as Non-Executive Director, (iv) the approval of the issuance of a warrant for the benefit of Gilead Therapeutics A1 Unlimited Company (“Subsequent Warrant B”), and (v) the approval of the renewal of the Company’s authorized capital by up to 20% of the share capital.

In order to be admitted to the Shareholders’ Meetings to be held on 30 April 2024, the holders of securities issued by the Company must comply with article 7:134 of the Belgian Code of Companies and Associations and article 23 of the Company’s articles of association, and fulfil the formalities described in the convening notice. The convening notice and other documents pertaining to the Annual and Extraordinary Shareholders’ Meetings can be consulted on our website at www.glpg.com/shareholders-meetings.

Biographies of proposed Board members

The biographies of Dr. Elisabeth Svanberg, Dr. Susanne Schaffert, Mr. Simon Sturge and Mr. Andrew Dickinson can be found on our website.

About Galapagos

We are a biotechnology company with operations in Europe and the US dedicated to developing transformational medicines for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class small molecules, CAR-T therapies and biologics in oncology and immunology. With capabilities from lab to patient, including a decentralized, point-of-care CAR-T manufacturing network, we are committed to challenging the status quo and delivering results for our patients, employees and shareholders. For additional information, please visit www.glpg.com or follow us on LinkedIn or X (formerly Twitter).

Contact

Media inquiries:	Investor inquiries:
Marieke Vermeersch	Sofie Van Gijsel
+32 479 490 603	+1 781 296 1143
media@glpg.com	ir@glpg.com

Sandra Cauwenberghs
+32 495 58 46 63
ir@glpg.com

Forward-looking statements

This release may contain forward-looking statements. Such forward-looking statements are not guarantees of future results. These statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any forward-looking statements in this release, unless specifically required by law or regulation.

Disclaimer

The contents of our website, including the annual report for the financial year 2023 and the reports prepared by the Board of Directors and the statutory auditor at the occasion of the Extraordinary Shareholders’ Meeting, and any other website that may be accessed from our website, shall not be deemed incorporated by reference in any filing under the Securities Act of 1933.

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